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                                                                       EXHIBIT 1

                                  NEWS RELEASE

For immediate release
July 20, 2005

                CANWEST ENTERTAINMENT INTERNATIONAL DISTRIBUTION
            COMPLETES SALE OF INTERNATIONAL FILM AND PROGRAM LIBRARY

WINNIPEG - CanWest Entertainment International Distribution (CEID), an indirect, wholly-owned subsidiary of CanWest Global Communications Corp., announced today that it and certain of its affiliates have completed the sale of Fireworks Entertainments' international film and television program receivables and rights to ContentFilm International, Limited.

When the sale was first announced in April of this year, the sale price for the library was $35 million (US$29 million). Since then, CanWest has collected $12 million (US$10 million) of receivables in respect of the programming in question, and the sale price was adjusted accordingly. On completion, CEID received adjusted sale proceeds of $23 million (US$19 million). Since February 2004, these assets have been accounted for at their fair value as a discontinued operation; accordingly, no gain or loss will be recognized on the transaction.

Fireworks' library includes international rights to a variety of television series, such as Zoe Busiek: Wild Card and the sci-fi series Andromeda and Mutant X, and feature films such as Rat Race, Hard Ball and Rules of Engagement.

CEID is an indirectly wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to being Canada's largest publisher of daily newspapers, it also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com